Filed by QRS Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: QRS Corporation
Commission File No: 000-21958

July 14, 2004

Dear QRS Customer,

I am pleased to inform you of exciting news for QRS, JDA and the global retail technology market. On June 17, 2004, JDA and QRS signed a definitive agreement for JDA to acquire QRS in a stock-for-stock transaction. As the retail industry moves toward real-time, information-rich electronic commerce, the combination of JDA and QRS will create a global force of market leadership and broad experience in this new and evolving environment.

A New Breed of Faster and Simpler Data-Rich Software

The new company will offer a complete, end-to-end solution suite focused on the retail vertical that combines QRS’ trading community management solutions and rich data set - including product information, transaction and sourcing data, and market intelligence from the store floor — with JDA Portfolio® optimization software to enable critical business processes. What this will mean for you and our more than 14,000 combined retailer and manufacturing customers is faster and optimized business processes that are simpler and cheaper to adopt, along with best-of-breed software applications that are data-rich, connected and collaborative. Our goal as a combined company is to take away the complexities you face so you can leverage the opportunities of strategic electronic commerce initiatives such as data synchronization, product information management, RFID and collaboration.

Business as Usual

As excited as we are about the potential opportunities for the combined company, the merger is subject to the approval of JDA and QRS stockholders and other regulatory and customary conditions. Until the transaction is complete, which we expect to happen before year end, you are a QRS customer and nothing should change in the way we do business together.

Visit www.qrs.com for Latest Updates

Both JDA and QRS are preparing the joint formal disclosure document that will be sent to our stockholders in connection with the transaction. Until that document has been mailed to the JDA and QRS stockholders, we will be in a quiet period, which means that we will not be able to provide any additional information beyond what is included in the press release and on QRS.com. I encourage you to visit that site for all the latest news on this pending acquisition.

In summary, we believe this agreement is the best way for QRS to achieve the industry leadership, scale and solution opportunities that we have sought both for the company and for our customers. We appreciate your business and thank you for your continued support of QRS.

Sincerely,

Liz Fetter
President and CEO
QRS Corporation

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995

The information contained in this letter contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS and benefits of the pending merger. Factors that could cause actual results to differ materially from those described herein include: (a) JDA’s ability to leverage the QRS products to enable it to further expand its position in the demand chain market; (b) JDA’s ability to successfully integrate and market the QRS products; and (c) both companies’ ability to obtain regulatory approvals. Additional information relating to the uncertainty affecting the businesses of JDA and QRS is contained in their respective filings with the SEC. QRS is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the specific risks identified in the preceding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees into JDA’s business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

Caution Required by Certain SEC Rules

In connection with the merger of JDA Software Group, Inc. (“JDA”) and QRS Corporation (“QRS”), JDA will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’s special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA and QRS with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at

http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by QRS with the Securities and Exchange Commission may also be obtained from QRS by directing a request to QRS, Attention: Stacey Giamalis, Secretary, (510) 215-5000.

QRS and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS’s and JDA’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.